

Mail Stop 3561

January 4, 2010

Via U.S. Mail and facsimile

Richard Isenberg
Principal Executive Officer
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street
New York, NY 10013

> **Re: Citigroup Mortgage Loan Trust Inc.**
> **Registration Statement on Form S-3**
> **Filed December 10, 2009**
> **File No. 333-163631**

Dear Mr. Isenberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement No. 1 (Asset-Backed Pass-Through Notes)

Credit Enhancement, S-5

1. Please revise your description of the credit enhancements here and on page S-10 of Prospectus Supplement No. 2 (Asset-Backed Pass-Through Certificates),

respectively, to discuss all credit enhancements which are contemplated. Refer to Item 1103 of Regulation AB.

Risk Factors, page S-10

Modifications Of The Mortgage Loans May Affect The Yields Of The Notes, page S-13

2. Please include a bracketed placeholder to confirm that you will disclose the percentage of loans of the asset pool that have been modified. Provide similar disclosure in Prospectus Supplement No. 2.

Legal Action Pending Against [The Depositor/Trustee], page S-31

3. Please revise this heading and the paragraph immediately following it to include the sponsor, issuing entity and servicer. Similarly revise your disclosure on page S-33 of Prospectus Supplement No. 2 to include all entities covered by Item 1117 of Regulation AB, and to provide such disclosure in a separately captioned section.

The Depositor, page S-46

4. Please revise your disclosure here and on page S-42 of Prospectus Supplement No. 2 to update your disclosure regarding the depositor's date of organization and incorporation. You should also discuss any prior securitizations organized by the depositor, including any that have experienced an event of default, early amortization or triggering event.

Base Prospectus

Private Mortgage-Backed Securities, page 38

5. Please confirm to us that you will update your disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities issued or guaranteed by private entities.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Stephen S. Kudenholdt
        Christine Vrettos
        Fax: (212) 768-6800